[Central Valley Community Bancorp Letterhead]

March 5, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kevin W. Vaughn, Accounting Branch Chief

RE:

Central Valley Community Bancorp (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 19, 2009

Form 10-K/A for Central Valley Community Bancorp Escrow Fund for the Transition Period from November 13, 2008 to December 31, 2008

Filed March 31, 2008

Form 10-Q for the Period Ended September 30, 2009

Filed November 13, 2009

File No. 000-31977

Ladies and Gentlemen:

This letter is in response to your letter dated February 18, 2010 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our Annual Reports on Forms 10-K and 10-K/A filed on March 19, 2009 and March 31, 2009, respectively, and on our Quarterly Report on Form 10-Q filed on November 13, 2009.  Our responses to the specific comments are set forth below.  For convenience, the comments from the Letter are stated in italics prior to our responses.

Form 10-K for the year ended December 31, 2008

Item 8. Financial Statements

Note 19. Subsequent Event, page 103

1.     We note your response to prior comment 3.  If true, please confirm that you will include this information in your future filing disclosures.  We also note your statement that you determined the discount rate of 7% was appropriate based on your risk profile.  Please tell us in more detail how you determined that discount rate was appropriate.  In your response, please also quantify the impact to both the fair value of the preferred stock and to your net income available to common shareholders if the discount rate used had been higher (e.g. 10%).

Response:

The following disclosure will be included in our future filings with the Commission, including our filing on Form 10-K for the year ended December 31, 2009:

The Company allocated the proceeds received from the U.S. Treasury between the Series A Preferred Stock and the Warrant issued based on the estimated relative fair values of each.  The fair value of the Series A Preferred Stock was determined using a net present value calculation for preferred stock.  The fair value of the Warrant was estimated based on a Black-Scholes-Merton model.  The recorded investment in Series A Preferred Stock initially was $6,540,000 and the fair value allocated to the Warrant was $460,000.  The discount recorded on the Series A Preferred Stock was equal to the fair value of the imbedded Warrant and is amortized using the level-yield method over five years.

Subsequent to the reduction of the number of shares of the Company’s Common Stock issuable pursuant to the Treasury’s exercise of the Warrant, as detailed above, the fair value of the imbedded Warrants and the discount on the Series A Preferred Stock was adjusted.

The following table identifies the amount of the proceeds allocated to the Series A Preferred Stock and the Warrant based on their relative fair values and reflects the reduction by one half the number of shares of the Company’s Common Stock that would be issuable pursuant to exercise of the Warrant.

	Series A		Total
	Preferred		Fair
	Stock	Warrant	Value
Fair value per share	$820.29	$1.31	$—
Number of shares	7,000	79,067	—
Fair value	$5,742,000	$104,000	$5,846,000
Percent of total fair value	98.0%	2.0%	—
Allocation of $7,000,000 proceeds based on percent of total fair value	$6,875,000	$125,000	$—

The Company calculated the fair value of the Series A Preferred Stock using a net present value calculation for preferred stock with a five year call option, with an annual dividend rate of 5.0% and a 10.0% discount rate.  Management determined the discount rate of 10.0% was appropriate based on the Company’s risk profile using a Capital Asset Pricing model (CAPM).

The Company based the fair value of the Warrant granted using a Black-Scholes-Merton pricing model that uses assumptions based on estimated expected life, expected stock volatility and a discount rate based on the risk-free interest rate.  Stock volatility is based on the historical volatility of the Company’s stock.  The risk-free rate is based on the U.S. Treasury yield curve for the periods within the contractual life of the Warrant in effect at the time of grant.  The fair value of the Warrant was estimated on the date of grant using:

i) dividend yield of 0.10%; ii) expected volatility of 32.13%; iii) 1.52% risk-free interest rate; and iv) expected term of six and one half years.

Form 10-Q for the period ended September 30, 2009

Item 1. Financial Statements

Note 4. Investments, page 10

2.     We note your response to prior comment 5, including your proposed disclosures, related to underwater collateralized mortgage obligations (CMO) securities.  Please tell us your methodology and assumptions used to determine that the 10 CMO securities that were underwater for greater than 12 months at September 30, 2009 were not other-than-temporarily impaired.  In your response, please specifically address the following items:

•      Tell us whether you performed an expected cash flow analysis for each individual CMO security.

•      If you did not perform an expected cash flow analysis, please tell us how you quantitatively determined that the securities were not impaired.

•      In your earnings release filed as Exhibit 99 to the Form 8-K filed on February 2, 2010 you disclose that you recorded an other-than-temporary impairment charge of $300,000 in the fourth quarter of 2009.  Please tell us which security this related to.

Response:

The following disclosure will be included in our future filings with the Commission, including our filing on Form 10-K for the year ended December 31, 2009:

As of December 31, 2009, management performed an analysis of the investment portfolio to determine whether any of the investments held in the portfolio had an other-than-temporary impairment (OTTI).  Management evaluated all available for sale investment securities with an unrealized loss at December 31, 2009 and identified those that had an unrealized loss for at least a consecutive 12 month period, which had an unrealized loss at December 31, 2009 greater than 10% of the recorded book value on that date, and which had an unrealized loss of more than $10,000.  In addition, management reviewed all private residential collateralized mortgage obligations (CMOs) in an unrealized loss position at December 31, 2009.

For those bonds that met the evaluation criteria management obtained and reviewed the most recently published national credit ratings for those bonds.  In addition, we performed an expected cash flow analysis for all CMOs under different stress scenarios discounted at the security’s implicit interest rate at the date of acquisition and determined that the expected discounted cash flows were greater than the recorded book value of the security.

Based on the analyses performed, the expected discounted cash flows were greater than the recorded book value of the individual securities.  Management recorded an OTTI loss of $300,000 for one security that was sold at a loss subsequent to December 31, 2009, and recorded an unrealized loss in other comprehensive income for the other securities.

The OTTI charge to earnings of $300,000 recorded in 2009 related to the sale of one CMO security in January 2010 with cusip number 12668BPM9.

3.     Considering the significant judgment required to determine if a security is other-than-temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure.  Therefore, please address the following regarding your CMOs that are in an unrealized-loss position greater than 12 months at period end:

•      Revise your future filings to disclose the number and amount of CMOs for which the lowest credit rating was below investment grade.

•      Revise your future filings to disclose each individual security with at least one rating below investment grade.  Specifically, please disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, and lowest credit rating assigned to the security.

•      Revise your future filings to clearly disclose how you considered the below investment grade rating for these securities in your conclusion that the securities are not other-than-temporarily impaired, and that no portion of their unrealized losses [was] credit related.  Identify the factors that you believe caused the fair value of these securities to be significantly lower than cost.

Response:

The following disclosure will be included in our future filings with the Commission, including our filing on Form 10-K for the year ended December 31, 2010:

Other Collateralized Mortgage Obligations

At December 31, 2009, the Company had a total of 46 private residential CMO holdings with a remaining principal balance of $36,280,000 and a net unrealized loss of approximately $5,010,000.  19 of these securities account for $5,413,000 of the unrealized loss at December 31, 2009 offset by 27 of these securities with gains totaling $403,000.  13 of these private residential CMO holdings with a remaining principal balance of $27,395,000 had credit ratings below investment grade.  The Company continues to perform extensive analyses on these securities as well as all whole loan CMOs.  These investment securities continue to demonstrate cash flows and credit support as expected and the expected cash flows of the security discounted at the security’s implicit interest rate are greater than the book value of the security, therefore management does not consider these to be other than temporarily impaired.

The unrealized losses associated with private residential CMOs are primarily driven by higher projected collateral losses, wider credit spreads and changes in interest rates.  The Company assesses for credit impairment using a discounted cash flow model.  The key assumptions include home price depreciation, default rates, severities, discount rates and prepayment rates.  Management estimates losses to a security by forecasting the underlying mortgage loans in each transaction.  The forecasted loan performance is used to project cash flows to the various tranches in the structure.  Based upon management’s assessment of the expected credit losses of the security given the performance of the underlying collateral compared with our credit enhancement, we expect to recover the entire amortized cost basis of these securities.

Investment securities as of December 31, 2009 with credit ratings below investment grade are summarized in the table below:

CUSIP	Description	Current Book Value	Market Value	Unrealized (Loss) or Gain	Rating	Agency

69337HBA8	PHH ALT MTG TR 2007-2 2A2	$3,776,665	$3,078,247	$(698,418)	CC	Fitch
761136AJ9	RESIDENTIAL ASSET SECUR TR 2007-A1 A9	3,588,256	2,416,794	(1,171,462)	C	Fitch
02149FAD6	COUNTRYWIDE ALT LN TR 2006-43CB 1A4	1,277,408	906,038	(371,370)	CC	Fitch
021460AB6	COUNTRYWIDE ALT LN TR 2006-16CB A2	558,960	461,925	(97,035)	CC	Fitch
12668BPM9	COUNTRYWIDE ALT LN TR 2006-4CB 1A1	2,862,367	2,581,766	(280,601)	CCC	S&P
32051GT70	FIRST HORIZON ALT MTG SEC 2006-FA1 1A12	3,021,095	2,110,128	(910,967)	CC	Fitch
16162XAH0	CHASE MTG FIN CORP 2006-S3 2A1	376,418	360,855	(15,563)	CC	Fitch
05948KF38	BANC OF AMER ALT LN TR 2005-6 5A2	849,306	732,496	(116,810)	CCC	Fitch
36298NAV6	GSR MTG LN TR 2006-7F 3A5	3,355,199	2,786,447	(568,752)	CC	Fitch
126694G93	COUNTRYWIDE HOME LNS 2006-J2 1A1	3,234,905	3,218,364	(16,541)	CCC	Fitch & S&P
05948KZM4	BANC OF AMER ALT LN TR 2005-4 CB12	234,394	145,846	(88,548)	BB	Fitch
12668BPM9	COUNTRYWIDE ALT LN TR 2006-4CB 1A1	2,862,367	2,581,766	(280,601)	CCC	S&P
05950FAC9	BANC OF AMERICA FNDG CORP 2006-4 A3	1,397,965	1,528,781	130,816	CCC	S&P
	TOTAL	$27,395,305	$22,909,455	$(4,485,850)

All securities in the above table are private residential collateralized mortgage obligations.

*  *  *  *  *  *  *  *  *

The Company hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (559) 323-3420 (telephone) or dave.kinross@cvcb.com (email) with any questions or comments regarding this letter.

Respectfully submitted,

Central Valley Community Bancorp

By:	/s/ David A. Kinross
Senior Vice President and Chief Financial Officer